1934 Act Registration No. 1-31335

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2002

AU Optronics Corp.
(Translation of Registrant’s Name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park Hsinchu, Taiwan
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Report of changes or status of sales volume and financial derivative transactions for the period of October 2002”, dated November 7, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: November 15, 2002	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng
Title: Chief Financial Officer

ITEM 1

AU Optronics Corporation
November 7, 2002
English Language Summary

Subject: Report of changes or status of sales volume and financial derivative transactions for the period of October 2002

Content:

1.         Sales volume (NT$ Thousand)

Period	Items	2002	2001	Changes	%
October	Invoice	7,001,036	4,721,810	2,279,226	48.27
Jan —October	Invoice	67,721,712	23,206,571	44,515,141	191.82
October	Net sales	5,877,703	4,348,328	1,529,375	35.17
Jan —October	Net sales	65,420,924	26,951,178	38,469,746	142.74

2.         Financial derivatives transactions

Hedging purpose (for assets/liabilities denominated in foreign currencies) (NT$Million)
	AUO	AUO’s subsidiaries
Underlying assets / liabilities	12,185	167
Financial instruments	Forward contract	Forward contract
Realized profit (loss)	4	6